November 12, 2015

Via EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N. E.

Washington D. C. 20549

United States of America

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2014 filed on April 16, 2015 (File No. 000-50826)

Dear Mr. Pacho:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 30, 2015, relating to the Annual Report on Form 20-F of KongZhong Corporation (the “Company”) for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”), which was filed with the Commission on April 16, 2015.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2014 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

1.	We note the accumulated impairment of game licenses was $6,540,004 and $1,812,939 as of December 31, 2014 and 2013, respectively. You stated in the footnote that the current year impairment of license was $1,323,260. In this regard, please reconcile the beginning and ending accumulated impairment balance, or advise us of what the remaining balance of $3,403,805 represented in the ending accumulated impairment.

Response

The Company respectfully advises the Staff that the reconciliation for the accumulated impairment of game license for the year of 2014 is as set forth below.

In US dollars
Balance of accumulated impairment as of December 31, 2013	$1,812,939
Impairment loss	4,721,260
Exchange difference	5,805
Ending balance of accumulated impairment as of December 31, 2014	$6,540,004

Impairment loss on intangible assets presented in the statement of comprehensive income is arrived at as set forth below.

In US dollars
Impairment loss	$4,721,260
Write-back of unpaid consideration for acquisition of the game license	(1,250,000)
Forfeiture of warrant originally issued for acquisition of the game license	(2,148,000)
Impairment loss presented in the statement of comprehensive income	$1,323,260

In 2012, the Company obtained the exclusive operation license of Hawken, a game from a third party game developer at a consideration of US$4.7 million and recognized the game license as intangible assets. The consideration is comprised of a cash consideration of US$2,500,000 and a warrant, which is exercisable for up to 40 million of the Company's ordinary shares, issued at a fair value of US$2,148,000 on the issuance date. The Company agreed to pay the cash consideration in installments, the first of which in the amount of US$1,250,000 was paid upon the execution of the game license agreement and the remaining US$1,250,000 is due upon the trial launches of Hawken. The warrant would become exercisable upon the launch of Hawken to the general public in the mainland China market.

During 2014, due to the high uncertainty of the successful launch of Hawken, the Company recognized a full impairment loss of the intangible assets related to Hawken. Accordingly, the Company determined that the payment for the remaining amount of US$1,250,000 would be remote and should be written back to the income statement.

In evaluating the accounting treatment of the forfeiture of warrant, the Company considered SAB Topic 14. A which, in part, states that:

With respect to questions regarding nonemployee arrangements that are not specifically addressed in other authoritative literature, the staff believes that the application of guidance in Statement 123R [as codified in ASC 718] would generally result in relevant and reliable financial statement information. As such, the staff believes it would generally be appropriate for entities to apply the guidance in Statement 123R [as codified in ASC 718] by analogy to share-based payment transactions with nonemployees unless other authoritative accounting literature more clearly addresses the appropriate accounting, or the application of the guidance in Statement 123R [as codified in ASC 718] would be inconsistent with the terms of the instrument issued to a nonemployee in a share based payment arrangement. [Footnote omitted]

ASC718-10-35-3 states that:

"….An entity shall base initial accruals of compensation cost on the estimated number of instruments for which the requisite service is expected to be rendered. FAS 123(R), paragraph 43] [That estimate shall be revised if subsequent information indicates that the actual number of instruments is likely to differ from previous estimates. The cumulative effect on current and prior periods of a change in the estimated number of instruments for which the requisite service is expected to be or has been rendered shall be recognized in compensation cost in the period of the change. FAS 123(R), paragraph 43] [Previously recognized compensation cost shall not be reversed if an employee share option (or share unit) for which the requisite service has been rendered expires unexercised (or unconverted). FAS 123(R), paragraph 45"

Due to the high uncertainty of the successful launch of Hawken in China, the Company estimated that the warrant would be forfeited. As a result, it wrote back the amount of US$2,148,000 to the income statement.

The impairment loss on intangible assets presented in the statement of comprehensive income was the result of subtracting from the full impairment loss of the intangible assets related to Hawken the amounts written back for the unpaid consideration and forfeiture of warrant originally issued for the acquisition of the game license.

In response to the Staff’s comments, the Company will disclose additional information about the impairment of game licenses in its future annual reports on Form 20-F to better facilitate potential investors’ review of its financial statements. The Company proposes to add disclosure substantially in the form below (in italics) in its Annual Report on Form 20-F for the year ending December 31, 2015 under the footnote entitled “Acquired Intangible Assets, Net” to its financial statements. For illustrative purposes, the Company has reproduced below the relevant disclosure on page F-38 of the 2014 Form 20-F together with the proposed new disclosure reflected (in italics) for the Staff’s reference:

“For purposes of recognition and measurement of an impairment loss, each intangible asset is considered the lowest level asset group that generates identifiable independent cash flow. In 2013, owing to the unsatisfactory performance for one game and expected cessation for another game, the carrying amount of these game licenses exceeded the sum of undiscounted future cash flows expected to generate from the use and eventual disposition of such licenses, which were insignificant. Accordingly, the Company recognized an impairment loss of US$250,553 and US$1,562,386 respectively in the consolidated statement of comprehensive income in 2013, which were reported in cost of revenues and impairment loss of intangible assets, respectively. The licenses impaired in 2013 were originally included in the internet game segment. In 2014, owing to the uncertainty of the success of a game development, the carrying amount of US$4,721,260 of the relevant game licenses exceeded the sum of undiscounted future cash flows expected to generate from the use and eventual disposition of such licenses, which were insignificant. Accordingly, the Company determined that the game licenses should be impaired in 2014. The impairment loss of US$1,323,260 was reported in impairment loss of intangible assets and was arrived at after a write back of an unpaid consideration of US$1,250,000 for the game licenses and a forfeiture of the warrant with a value of US$2,148,000 originally issued for acquisition of the game licenses. The licenses impaired in 2014 were originally included in the internet game segment.”

* * * * * * * *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact William Chua of Sullivan & Cromwell (tel: (+852) 2826-8632; fax: (+852) 2826-1773; e-mail: chuaw@sullcrom.com), or the undersigned by telephone at (+86-10) 8857-6000 (ext. 6388) or by e-mail at jaychang@kongzhong.com, with any questions you may have.

Sincerely,

/s/ Jay Chang
Jay Chang
Chief Financial Officer

cc:	Ms. Christie Wong
Mr. Dean Suehiro
Mr. Robert S. Littlepage
(Securities and Exchange Commission)

Mr. Leilei Wang, Chief Executive Officer
(KongZhong Corporation)

Mr. Deric Chiu
(Deloitte Touche Tohmatsu Certified Public Accountants LLP)

William Y. Chua, Esq.
Yeqing Zheng, Esq.
Cheng Guo, Esq.
(Sullivan & Cromwell)